Exhibit 21.1

The Board of Directors
McEwen Mining Inc.:

We consent to the incorporation by reference in the following registration statements: Nos. 333-144563, 333-144569, 333-112269, 333-36600, 333-179144 and 333-179143 on Form S-8, No. 333-157998 on Form S-3, and Nos. 333-138272, 333-138271, 333-138233 and 333-178306 on Form S-4 of McEwen Mining Inc. of our report dated March 8, 2012 with respect to the consolidated balance sheets of McEwen Mining Inc. as of December 31, 2011 and 2010, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appears in the December 31, 2011 annual report on Form 10-K of McEwen Mining Inc.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
Toronto, Canada

March 8, 2012